SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MOLECULAR DATA INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

60852L106**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON MAX SMART LIMITED (“MAX SMART”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON OO

1	Based on a total of 478,009,480 shares outstanding as of September 16, 2021, as reported in the Issuer’s Rule 424B5 Prospectus filed with the Securities and Exchange Commission on September 17, 2021.

1	NAME OF REPORTING PERSON SHANGHAI ZHERONG INVESTMENT CENTRE LIMITED PARTNERSHIP (“SHANGHAI ZHERONG INVEST”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION THE PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON PN

1	Based on a total of 478,009,480 shares outstanding as of September 16, 2021, as reported in the Issuer’s Rule 424B5 Prospectus filed with the Securities and Exchange Commission on September 17, 2021.

1	NAME OF REPORTING PERSON BEIJING SEQUOIA MINGDE EQUITY INVESTMENT CENTRE (L.P.) (“BEIJING MINGDE EQUITY”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION THE PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON PN

1	Based on a total of 478,009,480 shares outstanding as of September 16, 2021, as reported in the Issuer’s Rule 424B5 Prospectus filed with the Securities and Exchange Commission on September 17, 2021.

1	NAME OF REPORTING PERSON KUI ZHOU (“KZ”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION THE PEOPLE’S REPUBLIC OF CHINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON IN

1	Based on a total of 478,009,480 shares outstanding as of September 16, 2021, as reported in the Issuer’s Rule 424B5 Prospectus filed with the Securities and Exchange Commission on September 17, 2021.

1	NAME OF REPORTING PERSON NEIL NANPENG SHEN (“NS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG SAR

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%1
12	TYPE OF REPORTING PERSON IN

1	Based on a total of 478,009,480 shares outstanding as of September 16, 2021, as reported in the Issuer’s Rule 424B5 Prospectus filed with the Securities and Exchange Commission on September 17, 2021.

ITEM 1.

(a) Name of Issuer:

Molecular Data Inc.

(b) Address of Issuer’s Principal Executive Offices:

5/F, Building 12, 1001 North Qinzhou Road, Xuhui District

Shanghai 201109

People’s Republic of China

ITEM 2.

(a) Name of Persons Filing:

Max Smart Limited

Shanghai Zherong Investment Centre Limited Partnership

Beijing Sequoia Mingde Equity Investment Centre (L.P.)

Kui Zhou

Neil Nanpeng Shen

MAX SMART is wholly owned by SHANGHAI ZHERONG INVEST. SHANGHAI ZHERONG INVEST is substantially owned by BEIJING MINGDE EQUITY. The members of the investment committee of BEIJING MINGDE EQUITY who exercise voting and investment discretion with respect to the shares held by SHANGHAI ZHERONG INVEST are Messrs. KZ and NS.

(b) Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c) Citizenship:

MAX SMART: Cayman Islands

SHANGHAI ZHERONG INVEST, BEIJING MINGDE EQUITY, KZ: The People’s Republic of China

NS: Hong Kong SAR

(d) CUSIP Number:

60852L106

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10. CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Max Smart Limited

By:	Shanghai Zherong Investment Centre Limited Partnership its Sole Member

By:	Beijing Sequoia Mingde Equity Investment Centre (L.P.) its Member

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Shanghai Zherong Investment Centre Limited Partnership

By:	Beijing Sequoia Mingde Equity Investment Centre (L.P.) its Member

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Beijing Sequoia Mingde Equity Investment Centre (L.P.)

By:	/s/ Kui Zhou
Kui Zhou, Authorized Signatory

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen, Authorized Signatory

Kui Zhou

By:	/s/ Kui Zhou
Kui Zhou

Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen